EXHIBIT 21

Subsidiaries of the Registrant

Parent	State or Other Jurisdiction of Incorporation	Percentage Ownership
Mayflower Bancorp, Inc.	Massachusetts

Subsidiary
Mayflower Co-operative Bank	Massachusetts	100%

Subsidiaries of Mayflower Co-operative Bank
MFLR Securities Corporation	Massachusetts	100%
Mayflower Plaza, LLC	Massachusetts	100%